Correspondence

February 23, 2012

Amy Geddes
United States Securities and Exchange Commission
Washington, DC  20549

RE:           Full Throttle Indoor Kart Racing Inc.
Form 10-K for the year ended May 31, 2011
Filed November 9, 2011
File No. 333-167799

Dear Ms. Geddes:

This correspondence responds to the staff comments dated February 14, 2012.  This response letter is being transmitted via EDGAR on along with our amendment to the above referenced filing.  The filing includes a revised audit opinion per your comments and deletes “Unaudited” inadvertently included on the balance sheet and Statement of Shareholder’s Equity.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO